SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 8, 2007 announcing "ECtel Reports Strong Growth in Q4 and Full-Year 2006". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  February 12, 2007

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Index to Exhibits

Exhibit No.                    Exhibit

1                                     Press Release issued February 8, 2007

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EXHIBIT 1

ECtel Reports Strong Growth in Q4 and Full-Year 2006

Annual revenues up 24% over 2005

ROSH HA'AYIN, Israel, February 8, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management (TM) (IRM(TM)) solutions, today reported financial results for the fourth quarter ended December 31, 2006.

Fourth Quarter and Full Year 2006 Highlights

*           Strong fourth quarter revenues up 17% from fourth quarter 2005; ninth sequential quarter of revenue growth

*           Annual revenues up 24% over 2005 revenues

*           Strong fourth quarter bookings - highest in last 12 quarters

*           Annual non-GAAP net income of $2.5 million compared to $1.1 million non-GAAP net loss in 2005.

*           Increased annual non-GAAP gross, operating and net profit margins

*           Successful broadening of key existing markets business with wins in new markets

Fourth Quarter Results

Revenues for the fourth quarter increased 5% sequentially to $7.7 million, from $7.3 million in the third quarter, and up 17% from $6.5 million in the fourth quarter of 2005.

Non-GAAP net income for the fourth quarter of 2006 was $0.5 million, or 3 cents per fully diluted share. Non-GAAP net income for the third quarter was $0.6 million, or 3 cents per fully diluted share, similar to 2005 fourth quarter.

ECtel's non-GAAP net income differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets, share-based compensation expenses, expenses related to a due-diligence process which was carried out in the framework of an examination of a potential acquisition which had reached advanced stages, and expenses relating to the decision to terminate participation in the R&D grant programs sponsored by the Israeli Office of the Chief Scientist. The accompanying tables provide a full reconciliation from GAAP to non-GAAP results for the fourth quarter and full year 2006.

GAAP net loss for the fourth quarter of 2006 included an expense relating to the discontinued participation in the R&D grant programs sponsored by the Israeli Office of the Chief Scientist. As a result of this decision, the company recorded an expense of $2.8 million in the fourth quarter - $2.2 million of which was recorded under Cost of Goods Sold relating to royalties and a $0.6 million was recorded under financial expenses, representing the interest accrued on the grant balance.

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As previously announced, management based its above mentioned decision on the reduced economic benefit it can now gain from participating in the program, due to recent increases in revenue as well as internal revenue growth projections from FraudView® attributed to the launch of FraudView® Release 8.

Net loss on a GAAP basis for the fourth quarter of 2006 totaled $2.5 million or 15 cents per fully diluted share, compared to a net loss of $0.5 million, or 3 cents per fully diluted share, for the third quarter of 2006 and break even for the fourth quarter of 2005.  This is mainly due to the $2.8 million expense the company recorded in the fourth quarter of 2006 for the discontinued participation in the R&D grant programs as mentioned above.

Full year 2006 results

Revenues for the full-year totaled $28.8 million, up 24% from $23.2 million in 2005. Non-GAAP net income for full-year 2006 totaled $2.5 million, or 14 cents per fully diluted share, compared to a non-GAAP net loss of $1 million in 2005, or 6 cents loss per share.

GAAP net loss for the year, in addition to the items outlined above, included third-quarter acquisition-related expenses of $0.64 million relating to due-diligence and negotiations process in connection with a potential acquisition which management decided to discontinue. GAAP net loss for calendar 2006 totaled $2.3 million, or 13 cents per fully diluted share, compared to a $1.4 million net loss in 2005.

ECtel ended 2006 with cash, cash equivalents and marketable securities totaling $37.1 million or $2.22 per diluted share, compared with $51.3 million as of December 31, 2005. The significant reduction in cash is primarily related to the execution of a share buy-back plan during the second half of 2006.

Management Comment

"2006 was a meaningfully positive year for ECtel - our strongest in three years.  We achieved nine sequential quarters of revenue growth and a 24% increase in 2006 revenues compared with those of 2005, with strong non-GAAP profit margins and over $2.5 million in non-GAAP profit," commented Eitan Naor, CEO and President of ECtel. "This was a key year for the Company, a year in which we believe we solidified the growth drivers that could contribute for our future growth. These drivers include increased business in key markets, venturing into new geographies and introducing leading next-generation products. All these put us in good stead for 2007 and beyond."

Summing up, Mr. Naor concluded, "Looking ahead we believe we have the growth drivers, market coverage, leading product portfolio and highly-skilled personnel in place that can propel ECtel's business to the next level in 2007."

Guidance

Preliminary guidance for 2007: ECtel expects to achieve top line organic revenue growth in 2007 of between 16% and 23% over 2006, translating into 2007 revenues of $33.4 - $35.5 million. The Company aims to continue to increase profit margins, achieving overall annual non-GAAP earnings per share in the range of 23 to 25 cents per diluted share.

ECtel's non-GAAP net income differs from results reported under U.S. GAAP due to adjustments made for, among other things, the following on-going, non-cash items - the amortization of acquired intangible assets and the impact of share-based compensation. Since it is too early to determine the impact of the share-based compensation expense for the rest of the year, ECtel is not providing guidance on GAAP net income.  The share-based compensation expense would have a negative impact on net income.

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The guidance is preliminary, and as of today. The Company does not undertake to update it in the future.

Conference call

ECtel management will host a teleconference later today at 10:00 am EST (09:00 am CST, 07:00 am PST, and 5:00 pm Israel time) to discuss its fourth quarter results.

Eitan Naor, President  & CEO and Ron Fainaro, Executive Vice President & CFO will co-host the call. To participate, please request the ECtel fourth quarter 2006 Earnings Results Conference call, at one of the following numbers:

    In the United States: 1-888-281-1167

    In Israel: 03-9180610

    In the United Kingdom: 0-800-917-5108

    All Other International Callers: +972-3-9180610

    A web-cast replay will be available at www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd. Ron Fainaro Executive Vice President and CFO Tel: +972-3-9002102 Fax: +972-3-9002103 Email: ronf@ectel.com	ECtel Ltd. Dana Rubin MarCom Manager Tel: +972-3-9002656 Fax: +972-3-9002103 Email: ir@ectel.com

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